UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-39387

Renalytix plc

The Nasdaq Stock Market LLC

(Exact name of registrant as specified in its charter, and name of Exchange where security is listed and/or registered)

2 Leman Street, London E1W 9US, United Kingdom; +44 20 3139 2910

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

American Depositary Shares, each representing two ordinary shares, nominal value £0.0025 per ordinary share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Renalytix plc certifies that is has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date: October 7, 2024	/s/ Joel Jung
Joel Jung
Chief Financial Officer